UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 129th MEETING OF THE FISCAL COUNCIL OF TELEFÔNICA BRASIL S.A.,

HELD IN MAY 12th, 2015

On May 12th, 2015, at 12:00 a.m., at Av. Eng. Luiz Carlos Berrini, 1376, 32nd floor, in the capital of the state of São Paulo, gathered the members of the Fiscal Council of Telefônica Brasil S.A. (“Company”) that subscribe this minutes. The Meeting was also attended by the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira; the Financial Officer, Ms. Bragança França Mansur; the Accounting Officer, Ms. Diana Policarpo Damião Choucair Ramos; the Company’s Accountant, Mr. Milton Shigueo Takarada; the Finance and Billing Officer, Mr. Rodrigo Rossi Monari; and the Corporate Affairs and Statutory Officer, Ms. Carolina Simões Cardoso, that acted as Secretary at the Meeting.

On that occasion the following matters were treated:

1. Proposal of incorporation, by the Company, of all shares of GVT Participações S.A. ("GVTPar"), hereinafter the "Incorporation of Shares" and, also, documents related to the proposed Incorporation of Shares:

The members of the Company's Fiscal Council examined and discussed the proposal of Incorporation of Shares and documents related to it, giving a favorable opinion to those documents and to the Share Incorporation operation itself, and decided to issue the following opinion: "FISCAL COUNCIL OPINION: the members of the Company’s Fiscal Council, in exercising the powers conferred by its Bylaws and by Law No. 6,404 of December 15, 1976, as amended ("Law of Corporations"), in particular by Article 163, item III of the Law of Corporations, examined and analyzed the proposal for the incorporation by the Company of shares of GVT Participações S.A., anonymous society duly incorporated under the laws of the Federative Republic of Brazil, registered in the CNPJ/MF under nº 10.242.813/0001-41, headquartered in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 4300, 9th floor ("GVTPar"), hereinafter the "Incorporation of Shares", and also the documents related to the Incorporation of Shares proposed, namely: (a) the draft of the Share Incorporation and Justification Instrument Protocol, celebrated between the Company and GVTPar. in accordance with Articles 224, 225 and 252 of the Law of Corporations, related to the Incorporation of Shares, containing the terms and general conditions of the proposed transaction, including, without limitation, the exchange ratio of GVTPar’s shares for new shares to be issued by the Company and granted to the controlling shareholder of GVTPar, and the criterion for evaluating GVTPar’s shares to be merged by the Company for purposes of determining the capital increase of the Company; and (b) the appraisal report, prepared by Planconsult Planejamento e Consultoria Ltda., of GVTPar’s shares, based on its economic value as of December 31, 2014, calculated using the discounted cash flow method, (i) for the purposes of Article 256 of the Law of Corporations, and (ii) for purposes of determining the Company's capital increase due to the Incorporation of Shares, pursuant to Article 252 of the Law of Corporations. Taking into consideration the explanations provided by the Board and the documents analyzed, the Fiscal Council members expressed unanimously that they understand that such documents are suitable for this type of operation and that they meet the legal requirements relating to the matter, and that the Incorporation of Shares proposed meets the Company's interest and thus recommend its approval, without reservations, by the Special Shareholders’ Meeting that will be held for this purpose in accordance with the Law of Corporations."

With nothing else to address, the Meeting was adjourned and the present minutes was signed.

São Paulo, May 12th, 2015.

Flavio Stamm

Fiscal Council Member

Cremênio Medola Netto

Fiscal Council Member

Charles Edwards Allen

Fiscal Council Member

Carolina Simões Cardoso

Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 12, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director